NO ACT

PE
1-6-09

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

09035299

Received SEC
FEB 2 3 2009
Washington, DC 20549

February 23, 2009

Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-23-09

Re: The Dow Chemical Company
Incoming letter dated January 6, 2009

Dear Mr. Mueller:

This is in response to your letter dated January 6, 2009 concerning the shareholder proposal submitted to Dow by the Free Enterprise Action Fund. We also have received a letter on the proponent's behalf dated January 12, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner & General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

February 23, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated January 6, 2009

The proposal relates to the qualifications, conflict of interest disclosures and compensation of Dow board members and nominees.

There appears to be some basis for your view that Dow may exclude the proposal under rule 14a-8(e)(2) because Dow received it after the deadline for submitting proposals. We note in particular your representation that Dow did not receive the proposal at its principal executive offices before this deadline and that the facsimile number used for delivery is not a facsimile number at Dow's principal executive offices. Accordingly, we will not recommend enforcement action to the Commission if Dow omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

action fund
management, LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

January 12, 2009

RECEIVED
2009 JAN 13 PM 3:48
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA PRIORITY MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to Dow Chemical Company under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a January 6, 2009 request from Dow Chemical Company ("Dow") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that Dow's request is without merit and that there is no legal or factual basis for Dow to exclude the Proposal from its 2009 Proxy Materials.

Finally, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from any role in this matter.

The Proposal may not be excluded pursuant to Rule 14a-8(e)(2).

The Proposal was submitted by fax (*see* attached fax confirmation) to Dow on November 28, 2008, the deadline for submitting shareholder proposals pursuant to Rule 14a-8. Dow does not dispute this.

The Proposal was faxed to a Dow fax number, that being 989-636-4033. Proponent obtained this fax number from Yahoo!'s profile of Dow Chemical (*see* attachment). Yahoo!'s source was Morningstar. Proponent reasonably relied on this information given the status of Yahoo! and Morningstar as major providers of online financial information.

Thomas Kim should recuse himself from this matter.

We request that Thomas Kim, chief counsel of the Staff, recuse himself from this matter because he is a former attorney for the General Electric Company ("GE") and he may be biased against the FEAOX because of its shareholder activities.

While Mr. Kim was employed by GE:

- The Staff three times refused to grant GE no-action requests on global warming shareholder proposals filed by the FEAOX;
- A member of Gibson, Dunn & Crutcher, GE's law firm, was sanctioned by his employer for sending an obscene e-mail to the FEAOX related to a shareholder proposal filed with GE. *See* http://blogs.wsj.com/law/2007/02/12/law-blog-email-of-the-day-by-gibson-dunns-larry-simms/.
- GE joined the U.S. Climate Action Partnership, many members of which have received shareholder proposals from the FEAOX.

Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject Dow's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Dow and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to Dow and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Dow or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Dow's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

cc: Ron Mueller, Gibson Dunn & Crutcher (for Dow)

Sending Confirm

Date : NOV-28-2008 FRI 01:09PM
Name : STEVEN J MILLOY
Tel. : 3013303440

Phone	:	19896364033
Pages	:	3
Start Time	:	11-28 01:08PM
Elapsed Time	:	01'19"
Mode	:	ECM
Result	:	Ok

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 6, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of the Free Enterprise Action Fund
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the Free Enterprise Action Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal relates to director qualifications, conflict-of-interest disclosures and compensation. A copy of the Proposal is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proponent failed to submit the Proposal to the Company's principal executive offices in a timely fashion.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(e)(2) Because the Proponent Failed to Submit the Proposal to the Company's Principal Executive Offices in a Timely Fashion.

Under Rule 14a-8(e)(2), a proposal submitted for consideration at a company's regular scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date" that the company's proxy statement was released to stockholders in connection with the previous year's annual meeting. The Company's proxy statement for its 2008 Annual Meeting of Stockholders was dated and released on March 28, 2008. Pursuant to Rule 14a-5(e), the Company disclosed in its 2008 Proxy Materials the deadline for submitting stockholder proposals (calculated in accordance with Rule 14a-8(e)(2)) as well as the method of submitting such proposals for the Company's 2009 Annual Meeting of Stockholders:

> *Future Stockholder Proposals.* If you satisfy the requirements of the U.S. Securities and Exchange Commission (the "Commission") and wish to submit a proposal to be considered for inclusion in the Company's proxy material for the 2009 Annual Meeting, please send it to the Corporate Secretary.* Under the rules of the Commission, **proposals must be received no later than November 28, 2008.**
>
> * **Office of the Corporate Secretary**, The Dow Chemical Company, 2030 Dow Center, Midland, MI 48674, 989-636-1792 (telephone), **989-638-1740 (fax)** **(emphasis added).**

The transmission information recorded on the facsimile pages that accompanied the Proposal shows that the Proposal was sent to facsimile number (989) 636-4033. This facsimile number is associated with a facsimile machine located in a maintenance department building at the Company's Michigan Operations manufacturing facility. The manufacturing facility is in a separate location from the Company's principal executive offices in Midland, Michigan. The Company's Office of the Corporate Secretary first became aware of the Proposal on December 5, 2008, seven days after the November 28, 2008 deadline. The Company has not to date received any other copy of the Proposal from the Proponent.

We request that the Staff concur in our view that the Company may properly exclude the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proposal was not submitted in a manner that resulted in the Proposal being received at the Company's principal executive offices before the Company's deadline for proposals. As discussed in Question C.3.c. in Staff Legal Bulletin No. 14, "[t]he proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement."

The Company explicitly and clearly describes in the 2008 Proxy Materials how to submit stockholder proposals to the Company. Specifically, the 2008 Proxy Materials list the facsimile number for the Office of the Corporate Secretary as (989) 638-1740. The Office of the Corporate Secretary is located at the Company's headquarters, which serve as the Company's principal executive offices. The Proponent sent the Proposal to (989) 636-4033, a facsimile number not located in the Office of the Corporate Secretary or the Company's principal executive offices. Thus, the Proponent's failure to submit the Proposal to the Company's principal executive offices in a timely fashion renders the Proposal excludable under Rule 14a-8(e)(2). *See DTE Energy Co.* (avail. Mar. 24, 2008) (concurring with the exclusion under Rule 14a-8(e)(2) of a stockholder proposal transmitted to a facsimile number not located at DTE's principal executive offices); *Alcoa Inc.* (avail. Feb. 25, 2008) (concurring with the exclusion under Rule 14a-8(e)(2) of a stockholder proposal transmitted to a facsimile number not located at Alcoa's principal executive offices); and *Intel Corp.* (avail. Mar. 5, 2004) (same). *See also Verizon Communications, Inc.* (avail. Jan. 29, 2008) (concurring with the exclusion under Rule 14a-8(e)(2) of a stockholder proposal transmitted to a prior company address); and *Nabors Industries Ltd.* (avail. Mar. 20, 2006) (concurring with the exclusion under Rule 14a-8(e)(2) of a stockholder proposal transmitted to a company subsidiary located in a different city from the principal executive offices).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or W. Michael McGuire, the Company's Assistant Secretary at (989) 636-9185.

Sincerely,

Ronald O. Mueller

ROM/kab
Enclosures

cc: W. Michael McGuire, The Dow Chemical Company
Steven Milloy, Free Enterprise Action Fund

100569767_6.DOC

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT A

FAX

To: **Charles J. Kalil, Corporate Secretary**
Fax: **989-636-4033**
Pages: **3**
Re: **Shareholder proposal**

From: Steven Milloy
Action Fund Management, LLC
advisor to the Free Enterprise Action Fund
12309 Briarbush Lane
Potomac, MD 20854

T: 301-258-2852
F: 301-330-3440
E: steve@feaox.com
W: www.feaox.com

action fund
management,LLC
12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

BY FAX

November 28, 2008

Charles J. Kalil
Senior Vice President, General Counsel & Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Dow Chemical Company (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund ("FEAOX") is the beneficial owner of approximately 813 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder's appropriate verification of the FEAOX's beneficial ownership will follow.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of Dow Common Stock

Attachment: Shareholder Proposal: Director Accountability Report

Director Accountability

Resolved: That the Company amend its bylaws to make members of the board of directors more accountable to shareholders as follows:

1. PRE-EXISTING INTEREST IN CORPORATE SUCCESS. Candidate directors must personally have owned at least $2,000 worth of Company common stock for at least one year prior to their nomination as a candidate for the board.

2. CONFLICT OF INTEREST DISCLOSURE. Upon nomination to the board, each candidate director must declare any known or reasonably likely potential conflicts of interest, and affirm that his personal relationships with other members of corporate management, personal political beliefs and personal involvement with other organizations and businesses will not materially conflict with the interests of shareholders. Conflict of interest disclosures should be posted on the Company web site. Directors should update their conflict of interest disclosures annually and director recusals from specific Company matters based on conflict of interest should be posted on the Company web site.

3. COMPENSATION TIED TO CORPORATE SUCCESS. Exclusive of expenses, director compensation is limited to Company common stock only. The annual amount of such compensation should not exceed the amount of common stock that the board member directly owns.

These by-law changes would only apply to new directors elected to the board starting in 2010. They are not intended to disqualify any existing directors or directors up for election in the current year.

Supporting Statement:

The purpose of the board of directors is to oversee Company management on behalf of shareholders. We are concerned that existing policies concerning board qualifications and compensation are insufficient to ensure that directors are carrying out their fiduciary responsibilities to shareholders.

To remedy this deficiency, we propose three amendments to the Company by-laws:

First, directors should have a pre-existing financial interest and commitment to the Company — at least to the extent shareholders are required to have before they are permitted to file shareholder proposals under SEC proxy rules.

Second, directors are the shareholders' representatives in the Company. As such conflicts of interest must be avoided. Conflicts of interest should be disclosed prior to director elections so that shareholders can decide whether a director's ability to act in the interest of shareholders is compromised. Conflicts of interest that develop following election to the board should also be disclosed.

Third, to ensure that directors are acting entirely in the interests of shareholders, directors' financial interest in the Company should be the same as shareholders — that is, director compensation should depend upon the performance and value of the Company's common stock. Annual compensation is limited to the amount of stock a director owns.

We believe these changes to the director qualification and compensation provisions of the corporate by-laws will enhance director accountability to shareholders, reduce director cronyism and, ultimately, improve corporate performance.